

Erik Shultz · 2nd

Realtor at RE/MAX Properties East

United States · 184 connections · **Contact info**

 **RE/MAX Properties East**

 **Eastern Kentucky Universi**

Experience


Realtor
RE/MAX Properties East
Sep 2020 – Present · 8 mos

Agency Manager
Steve Shultz, State Farm Insurance
Oct 2007 – Jul 2020 · 12 yrs 10 mos


Training Consultant, SME
Kentucky Farm Bureau Mutual Insurance Company
Sep 2006 – Oct 2007 · 1 yr 2 mos
Louisville, KY

Founder & President
H.S.I., LLC
May 2001 – Nov 2006 · 5 yrs 7 mos

Property Claims Adjuster



Pilot Catastrophe Service
Sep 2004 – Jan 2005 · 5 mos
Pensacola, Florida

Show 1 more experience ⌄

Education



Eastern Kentucky University

BBA, Insurance
1984 – 1988
Activities and Societies: Gamma Iota Sigma, an International CollegiateProfessional Fraternity for students pursuing careers in risk Management, Insurance and Actuarial Science. Phi Kappa Tau Fraternity, President, Treasurer

Volunteer experience



Oldham County Advisory Board Member

American Red Cross
Aug 2012 – Aug 2018 · 6 yrs 1 mo
Disaster and Humanitarian Relief

Skills & endorsements

Insurance · 11

Michael Montgomery and 10 connections have given endorsements for this skill

Life Insurance · 8

Julian Barkei and 7 connections have given endorsements for this skill

Property & Casualty Insurance · 8

Brian Ashby and 7 connections have given endorsements for this skill

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Accomplishments

Languages

2   English   ·   German

Interests



RE/MAX Properties East
187 followers



Sum180
77 followers



Louisville Bicycle Club
5 members



Soul Slice
180 followers



YMCA of Greater Louisville
2,160 followers



EKU Risk Management & Insurance Pro
228 members

See all